UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                     SCHEDULE 13G/A

       Under the Securities Exchange Act of 1934
                 (Amendment No.  13 )*

             STERLING FINANCIAL CORPORATION
                    (Name of Issuer)

              $5.00 par value Common Stock
             (Title of Class of Securities)

                       859317 10 9
                     (CUSIP Number)


                             N/A
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ] Rule 13d-1(b)
 [X] Rule 13d-1(c)
 [  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 859317 10 9                  13G/A
Page   2   of   4   Pages

 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bank of Lancaster County Employees Stock Plan
     Federal ID #23-1131024

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a) |    |
                                              (b) | X |

 3  SEC USE ONLY


 4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5  SOLE VOTING POWER

          --0--

     6  SHARED VOTING POWER

          715,317.882

     7  SOLE DISPOSITIVE POWER

          715,317.882

     8  SHARED DISPOSITIVE POWER

          --0--

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         715,317.882

10  CHECK  IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.7%

12  TYPE OF REPORTING PERSON
       EP


                     SCHEDULE 13G/A
             STERLING FINANCIAL CORPORATION
Page 3 of 4 Pages

Item 1 (a)  Name of Issuer:  Sterling Financial Corporation

Item 1 (b)  Address of Issuer's Principal Executive Office:

               101 North Pointe Boulevard
               Lancaster, PA  17601-4133

Item 2 (a)  Name of Person Filing:  Bank of Lancaster County
                                  Employees Stock Plan

Item 2 (b)  Address of Principal Business Office or, if none,
            Residence:

               101 North Pointe Boulevard
               Lancaster, PA  17601-4133

Item 2 (c)  Citizenship:  Pennsylvania

Item 2 (d)  Title of Class of Securities:  $5.00 par value Common
                                           Stock

Item 2 (e)  CUSIP Number:  859317 10 9

Item 3 Not applicable - This statement is filed pursuant to Rule 13d-1(c).

Item 4      Ownership:

      (a)  Amount Beneficially Owned: 715,317.882

      (b)  Percent of Class: 5.7%

      (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:  0
              (ii) shared power to vote or to direct the vote:
                     715,317.882
               (iii) sole power to dispose or to direct
                     the disposition of: 715,317.882
              (iv) shared power to dispose or to
                     direct the disposition of:  0

Item 5      Ownership of Five Percent or Less of a Class:

              Not Applicable

Item 6      Ownership of More than Five Percent on Behalf of Another
Person:

              Not Applicable




Page 4 of 4 Pages

Item 7    Identification and Classification of the Subsidiary
            Which Acquired the Security Being
            Reported on by the Parent Holding Company:

              Not Applicable

Item 8    Identification and Classification of Members of the
            Group:

              Not Applicable

Item 9    Notice of Dissolution of Group:  Not Applicable

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                       Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Bank of Lancaster County
                              Employees Stock Plan


Date: February 8, 2001             /s/John E. Stefan
                                     John E. Stefan, Chairman of the
                                    Board and CEO